NO ACT

PE
12-3-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09013143

Received SEC

DEC 22 2009

Washington, DC 20549

December 22, 2009

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12-22-09

Re: Allegheny Energy, Inc.
Incoming letter dated December 3, 2009

Dear Mr. Dunlap:

This is in response to your letters dated December 3, 2009 and December 11, 2009 concerning the shareholder proposal submitted to Allegheny by John Chevedden. We also have received letters from the proponent dated December 6, 2009, December 7, 2009 and December 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Allegheny Energy, Inc.
Incoming letter dated December 3, 2009

The proposal relates to special meetings.

There appears to be some basis for your view that Allegheny may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Allegheny's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year-period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Allegheny omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Allegheny relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

Allegheny Energy

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
724) 838-6188 FAX: (724) 830-7736
ddunlap@alleghenyenergy.com

December 11, 2009

Via Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Submitted by Mr. John Chevedden Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is in response to the electronic mail messages received electronically on December 6, 2009 ("*Chevedden E-mail #1*"), and December 7, 2009 ("*Chevedden E-mail #2*"), from Mr. John Chevedden (e-mail address ISMA & OMB Memorandum M-07-16 and sent to shareholderproposals@sec.gov (collectively, the "Chevedden Correspondence"), with a copy to me. I am attaching a copy of the Chevedden Correspondence as ***Exhibit A*** to this letter.

I refer to my letter dated December 3, 2009 (***Exhibit B***) (the "***December 3 Letter***") pursuant to which Allegheny Energy, Inc., a Maryland corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), requested that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by Mr. John Chevedden (the "***Proponent***"), received on October 28, 2009 and subsequently revised by the Proponent on November 26, 2009, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2010 annual meeting of stockholders (the "***2010 Meeting***").

This letter will be submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail simultaneously to the Proponent.

The Proposal

The Proposal generally requests that the Company's Board of Directors (the "***Board***") amend the Company's bylaws and each governing document to give the stockholders of 10% (or the lowest percentage allowed by law above 10%) of the Company's outstanding common stock the power to call special shareowner meetings.

Basis for Exclusion

As discussed below and in the December 3 Letter, the Company believes that the Proposal and the Supporting Statement received on October 28, 2009, and subsequently revised by the Proponent on November 26, 2009, may properly be excluded from the 2010 Proxy Materials pursuant to:

I. Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of share ownership in response to the Company's proper request for that information; and

II. in the alternate, Rule 14a-8(i)(9) because the Proposal would directly conflict with a proposal to be submitted by the Company at its 2010 Meeting.

Discussion

The Company does not wish to belabor the points made in its December 3 Letter regarding the Proposal. Although we must correct a number of misleading statements contained within the Chevedden Correspondence, we have not attempted to refute all of the inaccuracies in the Chevedden Correspondence.

I. ***The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal.***

The Chevedden E-mail #1 attempts to obscure the central issue – that the Proponent did not satisfy the stock ownership requirements under Rule 14a-8(b). Revealingly, the Proponent never asserts in the Chevedden Correspondence that he satisfied the applicable stock ownership requirements, only that the Company should have given him a second opportunity to cure the related deficiency discussed in the December 3 Letter. Contrary to the Proponent's assertions, the Company properly followed Rule 14a-8 by requesting verification of the Proponent's eligibility to submit the Proposal. Specifically, on November 3, 2009, the Company sent via overnight mail, and via electronic mail to *** FISMA & OMB Memorandum M-07-16 *** a letter addressed to the Proponent (the "***Deficiency Notice***"), which was within 14 calendar days of the Company's receipt of the Proposal. *See* ***Exhibit C***. Also provided is the overnight mail tracking information confirming that the Proponent received the Deficiency Notice within the required 14 calendar days. ***Exhibit D.***

As discussed in the December 3 Letter, the Staff has concurred with the omission of a shareholder proposal on numerous occasions when the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., Time Warner Inc.* (February 19, 2009) (permitting the exclusion of a proposal when the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); *see also General Electric Co.* (December 19, 2008); *Exxon Mobil Corp.* (January 29, 2008); *Qwest Communications International Inc.* (January 23, 2008); *Verizon Communications Inc.* (January 8, 2008); and *International Business Machines Corp.* (December 19, 2004). The fact that a deficiency notice provides a proponent with the opportunity to ask questions does not alter this analysis. *See, e.g., Qwest Communications International Inc.* (January 23, 2008) (concurring with exclusion of proposal under Rules 14a-8(b) and 14a-8(f) when deficiency notice stated "[i]f you have any questions with respect to the foregoing, please feel free to contact me..."); *Verizon Communications Inc.* (January 8, 2008) (permitting exclusion under Rules 14a-8(b) and 14a-8(f) when the deficiency notice stated "[p]lease do not hesitate to contact me if you have any questions").

Here, the Proponent submitted the Proposal without proof of ownership. After the Company timely sent the Deficiency Notice to the Proponent, the Proponent responded by sending the Company insufficient proof of ownership. As the precedent cited above and the December 3 Letter demonstrates, the Company was not required to send the Proponent a second deficiency notice. Thus, for the reasons set forth above and in the December 3 Letter, the Company believes that the Proposal received on October 28, 2009 and subsequently revised by the Proponent on November 26, 2009 may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

II. ***In the alternate, if the Staff does not concur with the Company's analysis above, the Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2010 Meeting.***

The assertions in the Chevedden Correspondence are not relevant to the Company's argument to exclude the Proposal pursuant to Rule 14a-8(i)(9). The Chevedden E-mail #2 contends, without support, that the Proposal cannot be excluded under Rule 14a-8(i)(9), even if it directly conflicts with a proposal to be submitted by the Company at its 2010 Meeting.

Specifically, three companies cited in the December 3 Letter (International Paper Company, EMC Corp. and Gyrodyne Company of America, Inc.) also requested no-action relief in connection with a special shareowner meeting proposal, the topic of this Proposal. As in the Company's bylaws, their respective bylaws provided their board of directors the authority to approve bylaw amendments. In each, the Staff permitted the company to exclude the proposal pursuant to Rule 14a8(i)(9) under the same circumstances as in this case with the Company.

Provided below are related bylaw provisions of the above-mentioned companies, all of which allow for their respective board of directors to amend their bylaws:

- International Paper Company (*See* Form 8-K filed on May 12, 2009 / CIK: 0000051434)

  Article X states, in part, that "*[t]he Board of Directors shall have the power, by a majority vote of the whole Board, to alter or amend or repeal these By-Laws...*"

- EMC Corp. (*See* Form 10-Q filed on August 5, 2009 / CIK: 0000790070)

  Section 11 states, in part, that "*[t]hese bylaws may also be altered, amended or repealed by vote of a majority of the directors then in office, except that the directors shall not take any action which provides for indemnification of directors nor any action to amend this Section 11, and except that the directors shall not take any action unless permitted by law...*"

- Gyrodyne Company of America, Inc. (*See* Form 8-K filed on May 2, 2006 / CIK: 0000044689)

  Article VIII (Section 801) states, in part, that "*[t]hese By-Laws may be altered or amended or repealed by...the affirmative vote of a majority of the Board of Directors...*"

As discussed in the December 3 Letter, the inclusion of both proposals in the 2010 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Thus, for the reasons set forth above and in the December 3 Letter, the Company believes that the Proposal received on October 28, 2009 and subsequently revised by the Proponent on November 26, 2009 may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(9).

Conclusion

For the reasons set forth above and in the December 3 Letter, the Company requests that the Staff concur with the Company's view that the Proposal and the Supporting Statement received on October 28, 2009, and subsequently revised by the Proponent on November 26, 2009, may properly be omitted from the Proxy Materials for the 2010 Meeting.

Additionally, the Company does not currently anticipate responding to any further communications from Mr. Chevedden on this matter unless he raises a new substantive issue or argument.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (724) 838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Attachments

c: John Chevedden (via overnight mail)

EXHIBIT A

CHEVEDDEN CORRESPONDENCE

Dunlap, Daniel M. (Legal Services)

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday December 06, 2009 3 45 PM
To:	shareholderproposals@sec gov
Cc:	Dunlap, Daniel M (Legal Services)
Subject:	# 1 John Chevedden Rule 14a-8 Proposal Allegheny Energy, Inc. (AYE)
Attachments:	CCE00004.pdf

CCE00004.pdf
(176 KB)

Ladies and Gentlemen:

Please see the attached no action response letter.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 6, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden Rule 14a-8 Proposal
Allegheny Energy, Inc. (AYE)

Ladies and Gentlemen:

This responds to the December 3, 2009 no action request. The company cannot benefit from rule 14a-8 when the company does not follow rule 14a-8. The company claims that it received the November 9, 2009 broker letter (that it is complaining about) 12-days after it received the rule 14a-8 proposal (October 28, 2009).

However rule 14a-8 states that the company must notify the proponent with any complaint on proof of ownership that comes to its attention within 14-day of receiving the rule 14a-8 proposal. The company never notified the proponent at any time whasoverever of any complain about the November 9, 2009 proof of ownership.

Reference (emphasis added):
Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. **Within 14 calendar days of receiving your proposal, the company must notify you in writing of *any* procedural or eligibility deficiencies, as well as of the time frame for your response.**

An expanded response is under preparation.

Sincerely,

John Chevedden

cc:
William Steiner

Daniel Dunlap <ddunlap@alleghenyenergy.com>

Dunlap, Daniel M. (Legal Services)

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, December 07, 2009 11 31 PM
To:	shareholderproposals@sec gov
Cc:	Dunlap, Daniel M (Legal Services)
Subject:	# 2 John Chevedden Rule 14a-8 Proposal Allegheny Energy, Inc. (AYE)
Attachments:	CCE00011.pdf

CCE00011.pdf
(458 KB)

Ladies and Gentlemen:
Please see the attached no action response letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN
*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

December 7, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden Rule 14a-8 Proposal
Allegheny Energy, Inc. (AYE)

Ladies and Gentlemen:

This further responds to the December 3, 2009 no action request which appears to have a key misstatement and/or raises troubling questions. The December 3, 2009 no action request raises the question of whether the claimed 2010 special meeting proposal is for shareholder approval or is instead merely for a useless shareholder ratification. The company letter also raises by omission the question of whether the claimed 2010 shareholder approval is binding or non-binding.

According to the attached page from the company December 29, 2009 no action request, the company changed its bylaws "allowing its stockholder the power to call special shareowner meetings." However, no shareholder action whatsoever was needed and the December 6, 2007 board approval was filed in a December 12, 2007 8-K.

Additionally the management position statement corresponding to the 2009 rule 14a-8 special meeting proposal (by John Chevedden and winning 52%-support) stated:
"Your Board amended Article II, Section 3 (Special Meetings) of the Company's bylaws on December 6, 2007 and again on December 4, 2008, allowing stockholders of at least 25% of all votes entitled to be cast the right to call a special meeting and removing certain exceptions or exclusions."

The company does not address why shareholder approval would be needed in 2010 on the very same topic that only needed board action in 2007 and 2008.

An expanded response is under preparation.

Sincerely,

John Chevedden

cc:
Daniel Dunlap <ddunlap@alleghenyenergy.com>

II. *The Bylaw Amendments permit stockholders to call special meetings.*

A. The essential objectives of the Proposal have been achieved.

The Proposal includes two essential objectives. First, that the Board amend the Company's bylaws and each governing document to give the stockholders of 10% (or the lowest percentage allowed by law above 10%) of the Company's outstanding common stock, the power to call special shareowner meetings. And second, that any such changes adopted by the Company should not include any exceptions or exclusions applicable "only to shareowners but not to management and/or the board." The Proposal can be excluded because, as described in greater detail below, the Company has favorably acted upon each of the two essential objectives of the Proposal.

B. The Bylaw Amendments.

The Bylaw Amendments were undertaken by the Company in the following manner:

1. <u>*Bylaw Amendment – December 6, 2007*</u>

On December 6, 2007 the Board adopted an amendment to Article II, Section 3 (Special Meetings) of the Company's bylaws allowing its stockholders the power to call special shareowner meetings. Specifically, the following amendment was adopted:

"Section 3. <u>Special Meetings</u>.

(a) <u>General</u>. The Chairman of the Board or the Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the Secretary of the Corporation upon the written request of stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at such meeting."

This amendment was made public and filed with the Commission by the Company in its Current Report on Form 8-K filed on December 12, 2007.

2. <u>*Bylaw Amendment – December 4, 2008*</u>

The Proposal requests that any changes adopted by the Company allowing its stockholders the power to call special shareowner meetings not include any exceptions or exclusions applicable "only to shareowners but not to management and/or the board." The Supporting Statement further explains the Proponent's concern that the Company's governing documents not contain any "tedious technical hurdles, exclusion provisions and/or overriding powers vested in our board" to render "a shareholder right to call a special meeting moot or only remotely possible." As the Staff may be aware, the Company received a proposal from David A. Peterson for its 2008 annual meeting of stockholders requesting that the Company allow its stockholders the power to call a special meeting. *Allegheny Energy Inc.* (February 19, 2008). Mr. Chevedden was designated as a proxy for Mr. Peterson and submitted certain correspondence electronically (dated January 3, 2008 and January 17, 2008) (the "***Chevedden Correspondence***"), copies of which are attached hereto as <u>Exhibit B</u>. The Chevedden Correspondence contained assertions that the Company's bylaw provision related to special meetings did not permit "FedEx overnight delivery and electronic delivery," required "excessively expensive and tedious means..." and that the "1475 - word bylaw sub-section" was "vague and bobby-trapped..." The Chevedden Correspondence more specially outlined the same assertions contained within the Proposal and Supporting Statement described above and was received

EXHIBIT B

DECEMBER 3, 2009 NO-ACTION REQUEST LETTER

Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
Phone: (724) 838-6188; FAX: (724) 830-7736
Email: ddunlap@alleghenyenergy.com

December 3, 2009

Via Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Submitted by Mr. John Chevedden
Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "***Company***" or "***Allegheny***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by Mr. John Chevedden (the "***Proponent***"), received on October 28, 2009 and subsequently revised by the Proponent on November 26, 2009, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2010 annual meeting of stockholders (the "***2010 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, I have:

A. filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

B. concurrently sent copies of this correspondence to the Proponent.

This request will be submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail simultaneously to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D requires proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that if he elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal

The Proposal received on October 28, 2009 states:

> "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The Proposal and the Supporting Statement submitted by the Proponent are attached to this letter as ***Exhibit A*** (which was also transmitted by facsimile to the Company by the Proponent). In addition, the Company received a revised proposal and supporting statement on November 26, 2009 from the Proponent that are attached to this letter as ***Exhibit B*** (which was also transmitted by facsimile to the Company by the Proponent), and such revised proposal and supporting statement are substantially similar to the Proposal and Supporting Statement.

Provided below is a blacklined version of the Proposal showing the Proponent's November 26, 2009 revisions:

> "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner ~~meetings~~meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

Basis for Exclusion

The Company believes that the Proposal and the Supporting Statement received on October 28, 2009 and subsequently revised by the Proponent on November 26, 2009 may properly be excluded from the 2010 Proxy Materials pursuant to:

I. Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of share ownership in response to the Company's proper request for that information; and

II. in the alternate, Rule 14a-8(i)(9) because the Proposal would directly conflict with a proposal to be submitted by the Company at its 2010 Meeting.

Analysis

I. *The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal.*

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent's eligibility to submit the Proposal under Rule 14a-8(b) has not been substantiated. Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways described in Rule 14a-8(b)(2). *See* Section C.1.c., Staff Legal Bulletin No. 14 (July 13, 2001) ("*SLB 14*").

The Proposal was submitted to the Company on October 28, 2009. *See* Exhibit A. The Company, through its transfer agent, reviewed its stock records which did not indicate that the Proponent was the record owner of any shares to satisfy the ownership requirements of Rule 14a-8(b). Further, the Proposal did not include any documentary evidence of the Proponent's ownership of Company stock.

Accordingly, the Company sought additional verification of the Proponent's eligibility to submit the Proposal. Specifically, on November 3, 2009, the Company sent via overnight mail, and via electronic mail to "olmsted7p@earthlink.net," a letter addressed to the Proponent (the "*Deficiency Notice*"), which was within 14 calendar days of the Company's receipt of the Proposal. *See Exhibit C.* The Proponent's response, dated November 9, 2009 (which was also transmitted by facsimile to the Company by the Proponent), and the overnight mail tracking information confirm that the Proponent received the Deficiency Notice within the required 14 calendar days. *See Exhibit D.* The Deficiency Notice informed the Proponent of the specific requirements of Rule 14a-8 and how to cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b). The Deficiency Notice stated:

> "*To remedy these deficiencies, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:*
>
> - *a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite number of Company shares for at least one year; or*
> - *a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.*
>
> *The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter... The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules.*"

The Proponent's November 9, 2009 response to the Deficiency Notice (which was also transmitted by facsimile to the Company by the Proponent) purported to demonstrate his ownership of the necessary

Company stock. The Proponent did not contact me by telephone regarding the Deficiency Notice and there were no further communications between the Company and the Proponent regarding the Deficiency Notice prior to the Company submitting this request. The letter, from National Financial Services, LLC and dated November 9, 2009 (the "***National Financial Letter***"), stated:

> *"This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his ownership of Allegheny Energy, Inc (AYE), General Dynamics Corporation (GD)* ***and*** *[emphasis added] the Boeing Company (BA).*
>
> *Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held* ***100.000 shares of the securities listed above*** *[emphasis added] since January 1, 2008."*

As shown above, the National Financial Letter indicates that the Proponent held a total of 100 shares of Allegheny Energy, Inc., General Dynamics Corporation and the Boeing Company since January 1, 2008. The National Financial Letter merely documents that the Proponent owned an indeterminate number (anywhere from 1-100) of shares of Allegheny stock. The National Financial Letter does not specify a number or what percentage of the 100 shares owned by the Proponent is Allegheny stock. It only states that of the securities listed above (i.e., Allegheny Energy, Inc., General Dynamics Corporation and the Boeing Company), the Proponent owns a total of 100 shares. Accordingly, the National Financial Letter does not establish that the Proponent owned the requisite amount of Company stock as required by Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the shareholder fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the shareholder of the deficiency and the shareholder fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by sending to the Proponent in a timely manner the Deficiency Notice, which stated the ownership requirements of Rule 14a-8(b) and that the Proponent's response had to be furnished within 14 days from the date the Proponent received the Deficiency Notice. However, the ownership information that the Proponent provided in response fails to meet the requirements set out in Rule 14a-8(b)(1) or to substantiate that the Proponent is eligible to submit the Proposal because it does not demonstrate the Proponent's ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company.

On numerous occasions the Staff has concurred with a company's omission of shareholder proposals based on a shareholder's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). Specifically, when a company sends a deficiency notice, the shareholder's response must be sufficient to establish the ownership requirements under Rule 14a-8(b). *See, e.g., Alcoa Inc.* (February 18, 2009) (concurring in the exclusion of a shareholder proposal where the shareholder responded to a deficiency notice sent by the company but failed to meet all of the requirements of Rule 14a-8(b)).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. In SLB 14, the Staff clarified that the Proponent not only has the burden of establishing proof of share ownership, but is also responsible for contacting the record holder to ensure that any written statement (specifically, the National Financial Letter) satisfies the requirements of Rule 14a-8(b). SLB 14 states:

> "*Eligibility and procedural issues*
>
> *2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).*"

In this case, the record holder, National Financial Services, LLC, provided the Proponent with a copy of the written statement before the Proponent forwarded the National Financial Letter to the Company. Therefore, the Proponent had the opportunity to request that the record holder make any necessary revisions to the National Financial Letter to ensure that it satisfied the requirements of Rule 14a-8(b). This is not the first time the Proponent has requested a similar written statement from a record holder. In a letter that the Proponent, Mr. Chevedden, recently submitted to the Commission, the Proponent himself states that he is an investor "who takes seriously [his] responsibility to be engaged and informed" and that he has sponsored shareholder proposals "for more than 10-years" (found at http://www.sec.gov/comments/s7-16-07/s71607-32.htm). By his own admission, the Proponent is not a novice as it relates to the shareholder proposal related rules and regulations, and has stayed engaged and informed for more than 10 years on these matters.

The Company is listed on the New York Stock Exchange ("*NYSE*"). Accordingly, pursuant to SLB 14, the required $2,000 in market value for the Proponent to be eligible to submit the Proposal is determined "by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal." *See* Section C.1.a., SLB 14. The highest selling price of the Company's stock during the 60 calendar days before October 28, 2009, the date the Proponent submitted the Proposal, was $27.70. Accordingly, the Proponent would be required to own 73 shares Company stock to meet the requisite share ownership for submitting the Proposal on October 28, 2009. However, because the National Financial Letter does not specify a number or what percentage of the 100 shares owned by the Proponent is Company stock (or of General Dynamics Corporation and the Boeing Company referenced in the National Financial Letter), it can not be determined if the Proponent actually owned more than a single share of Company stock at the time he submitted the Proposal. Accordingly, the National Financial Letter does not establish that the Proponent owned the requisite amount of Company stock as required by Rule 14a-8(b).

Pursuant to Rule 14a-8(f) and Staff precedent, where a company timely notifies a proponent that his proposal is procedurally deficient, and the proponent's response does not cure the deficiency, the company is not required to send a second deficiency notice or otherwise notify the proponent. SLB 14 specifies that if a proposal fails to satisfy the requirements of Rule 14a-8(b), a company "must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond." Section B.3, SLB 14. However, if the proponent responds to a deficiency notice in a manner that fails to cure the defect, the company is under no obligation to provide further notice to the proponent or give the proponent an additional opportunity to cure the defect. *See id.* To the contrary, SLB 14 specifically provides that the company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *Id.* at Section C.6.

Accordingly, the Staff has concurred with a company's omission of a shareholder proposal on numerous occasions when the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., Time Warner Inc.* (February 19, 2009) (permitting the exclusion of a proposal when the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); *see also General Electric Co.* (December 19, 2008); *Exxon Mobil Corp.* (January 29, 2008); *Qwest Communications International Inc.* (January 23, 2008); *Verizon Communications Inc.* (January 8, 2008); and *International Business Machines Corp.* (December 19, 2004). The fact that a deficiency notice provides a proponent with the opportunity to ask questions does not alter this analysis. *See, e.g., Qwest Communications International Inc.* (January 23, 2008) (concurring with exclusion of proposal under Rules 14a-8(b) and 14a-8(f) when deficiency notice stated "[i]f you have any questions with respect to the foregoing, please feel free to contact me..."); *Verizon Communications Inc.* (January 8, 2008) (permitting exclusion under Rules 14a-8(b) and 14a-8(f) when the deficiency notice stated "[p]lease do not hesitate to contact me if you have any questions").

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14 day period, the Staff has only done so if there were deficiencies in a company's notification letter. *See, e.g., JPMorgan Chase & Co.* (March 7, 2008); *LNB Bancorp, Inc.* (December 28, 2007); and *AT&T Inc.* (February 16, 2007). The Company believes an extension of the 14 day period is unwarranted in this case as the Deficiency Notice fully complied with the requirements of Rule 14a-8 and the standards set forth in SLB 14.

Here, the Proponent submitted the Proposal without proof of ownership. After the Company timely sent the Deficiency Notice to the Proponent, the Proponent responded by sending the Company insufficient proof of ownership. As was the precedent cited above, the Company was not required to send the Proponent a second deficiency notice. Thus, for the reasons set forth above, the Company believes that the Proposal received on October 28, 2009 and subsequently revised by the Proponent on November 26, 2009 may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

II. ***In the alternate, if the Staff does not concur with the Company's analysis above, the Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2010 Meeting.***

If the Staff does not concur with the Company's analysis under Rules 14a-8(b) and 14a-8(f)(1) above, the Company intends to submit a proposal at its 2010 Meeting. This proposal would ask the Company's stockholders to approve an amendment to its bylaws that would require the Company's board of directors to call a special meeting of stockholders upon the request of either (i) a single stockholder of record entitled to cast at least 15 percent of all of the votes entitled to be cast at such meeting, or (ii) one or more stockholders of record entitled to cast at least 25 percent of all of the votes entitled to be cast at such meeting (the "***Company Proposal***"). The Company's bylaws currently provide that a special meeting of stockholders shall be called upon the written request of "stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at such meeting."

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareowners, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., International Paper Company* (March 17, 2009) and *EMC Corp.* (February 24, 2009) (concurring in the exclusion of shareholder proposals requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *Herley Industries Inc.* (November 20, 2007) (concurring in the exclusion of a shareholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (April 23, 2007) (concurring in the exclusion of a shareholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any super-majority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (October 31, 2005) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (March 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit the granting of stock options to all employees); *Mattel, Inc.* (March 4, 1999) (concurring in the exclusion of a shareholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff previously has permitted exclusion of a shareholder proposal under circumstances nearly identical to the present. In *International Paper Company* (March 17, 2009) and *EMC Corp.* (February 24, 2009), also cited above, the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal which would require holding 40% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results." As in *International Paper Company* and *EMC Corp.*, the Company Proposal and the Proposal would directly conflict because they include different thresholds for the percentage of shares required to call special stockholder meetings. Specifically, the Company Proposal would call for, as applicable, a 15% or 25% ownership threshold, which clearly conflicts with the Proposal's request for a 10% ownership threshold, just as in *International Paper Company* and *EMC Corp. See also Gyrodyne Company of America, Inc.* (October 31, 2005).

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2010 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special stockholder meeting, there is potential for conflicting outcomes if the Company's shareowners consider and adopt both the Company Proposal and the Proposal. Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal received on October 28, 2009 and subsequently revised by the Proponent on November 26, 2009 is properly excludable under Rule 14a-8(i)(9).

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Supporting Statement received on October 28, 2009 and subsequently revised by the Proponent on November 26, 2009 from the Proxy Materials for the 2010 Meeting under:

1. Rules 14a-8(b) and 14a-8(f)(1); and
2. in the alternate, Rule 14a-8(i)(9), if the Staff does not concur with the Company's analysis under Rules 14a-8(b) and 14a-8(f)(1).

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (724) 838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Attachments

c: John Chevedden (via electronic mail to *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

PROPOSAL AND SUPPORTING STATEMENT

(Dated and submitted on October 28, 2009)

[AYE: Rule 14a-8 Proposal, October 28, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 52%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" in Executive Pay. CEO Paul Evanson realized $42 million on the exercise of options and also realized $21 million on the vesting of stock awards as part of an approximately $68 million 2008 paycheck.

Mr. Evanson may earn 50% of his target incentive at as low as the 25th percentile of total stockholder return versus Allegheny's peer companies. This was an incentive plan that rewarded underperformance and is not in shareholder interest. Additionally, the equity ownership guideline for our CEO is three times (3X) base salary – compared to a recommended 10X.

Gunnar Sarsten, Eleanor Baum and Steven Rice had 17 to 23 years director tenure (independence concerns) and also held 5 seats on our most important board committees. Furthermore long-tenured directors Eleanor Baum and Steven Rice, with independence concerns, made up 50% of our key Audit Committee.

Our board was the only the significant directorship for four of our directors: Cyrus Freidheim, Gunnar Sarsten, Steven Rice and Ted Kleisner. This could indicate a significant lack of recent valuable experience.

[New paragraph]
We had no shareholder right to an independent Board Chairman, an advisory vote on executive pay or shareholder right to act by written consent.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

REVISED
PROPOSAL AND THE SUPPORTING STATEMENT

(Dated October 28, 2009/November 26, 2009 and submitted on November 26, 2009)

[AYE: Rule 14a-8 Proposal, October 28, 2009, November 26, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 52%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" in Executive Pay. CEO Paul Evanson realized $42 million on the exercise of options and also realized $21 million on the vesting of stock awards as part of an approximately $68 million 2008 paycheck.

Mr. Evanson may earn 50% of his target incentive at as low as the 25th percentile of total stockholder return versus Allegheny's peer companies. This was an incentive that rewarded underperformance and was not in shareholder interest. Additionally, the equity ownership guideline for our CEO was 3-times base salary – compared to a recommended 10-times.

Gunnar Sarsten, Eleanor Baum and Steven Rice had 17 to 23-years director tenure (independence concern) and also held 5 seats on our most important board committees. Furthermore long-tenured (independence-challenged) directors Eleanor Baum and Steven Rice made up 50% of our key Audit Committee.

Our board was the only the significant directorship for four of our directors: Cyrus Freidheim, Gunnar Sarsten, Steven Rice and Ted Kleisner. This could indicate a significant lack of current transferable director experience.

We had no shareholder right to an independent Board Chairman, an advisory vote on executive pay or shareholder right to act by written consent.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C

DEFICIENCY NOTICE

Dunlap, Daniel M. (Legal Services)

From: Dunlap, Daniel M. (Legal Services)
Sent: Tuesday, November 03, 2009 4:01 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Rule 14a-8 Proposal

Importance: High

Attachments: Chevedden Ltr 11 3 09.pdf

Mr. Chevedden,

Please see the attached.

Chevedden Ltr
1 3 09.pdf (450..

Daniel M Dunlap
Senior Attorney and Assistant Secretary, Allegheny Energy
Greensburg Corporate Center
Phone: 724-838-6188
Fax: 724-830-7736
E-Mail ddunlap@alleghenyenergy.com

Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 830-7736
ddunlap@alleghenyenergy.com

DANIEL M DUNLAP
Senior Attorney and Assistant Secretary

November 3, 2009

VIA OVERNIGHT MAIL AND ELECTRONIC MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Allegheny Energy, Inc. (the "Company"), which received on October 28, 2009 your shareholder proposal (copy enclosed) entitled "Special Shareowner Meetings" (the "Proposal") for consideration at the Company's 2010 Annual Meeting of Stockholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

The Proposal contains certain eligibility or procedural deficiencies and does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, you are not a registered holder of shares of Allegheny Energy, Inc. stock. We expect that you, like many stockholders, may own your shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

To remedy these deficiencies, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite number of Company shares for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, PA 15601. Alternately, you may send your response via facsimile to (724) 830-7736 or via electronic mail to ddunlap@alleghenyenergy.com.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you remedy any deficiencies, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude your proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg PA 15601

Rule 14a-8 Proposal

Dear Mr. Evanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to olmsted7p (at) earthlink.net.

Sincerely,

John Chevedden

October 28, 2009
Date

cc: David M. Feinberg
Corporate Secretary
PH: 724-838-6999
FX: 724-838-6864
Daniel Dunlap <ddunlap@alleghenyenergy.com>
Assistant Secretary
PH: 724-838-6188
FX: 724-830-7736
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, October 28, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 52%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" in Executive Pay. CEO Paul Evanson realized $42 million on the exercise of options and also realized $21 million on the vesting of stock awards as part of an approximately $68 million 2008 paycheck.

Mr. Evanson may earn 50% of his target incentive at as low as the 25th percentile of total stockholder return versus Allegheny's peer companies. This was an incentive plan that rewarded underperformance and is not in shareholder interest. Additionally, the equity ownership guideline for our CEO is three times (3X) base salary – compared to a recommended 10X.

Gunnar Sarsten, Eleanor Baum and Steven Rice had 17 to 23 years director tenure (independence concerns) and also held 5 seats on our most important board committees. Furthermore long-tenured directors Eleanor Baum and Steven Rice, with independence concerns, made up 50% of our key Audit Committee.

Our board was the only the significant directorship for four of our directors: Cyrus Freidheim, Gunnar Sarsten, Steven Rice and Ted Kleisner. This could indicate a significant lack of recent valuable experience.

[New paragraph]
We had no shareholder right to an independent Board Chairman, an advisory vote on executive pay or shareholder right to act by written consent.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

§ 240.14a-8 Shareholder proposals.

top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240 14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law. If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject,

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication.* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law

(k) *Question 11*: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12*: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13*: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EXHIBIT D

- PROPONENT'S NOVEMBER 9, 2009 RESPONSE TO THE DEFICIENCY NOTICE; AND
- UPS OVERNIGHT MAIL TRACKING INFORMATION CONFIRMING NOVEMBER 4, 2009 DELIVERY OF THE DEFICIENCY NOTICE.

Dunlap, Daniel M. (Legal Services)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 09, 2009 2:33 PM
To: Dunlap, Daniel M. (Legal Services)
Subject: Rule 14a-8 Broker Letter-(AYE)
Attachments: CCE00008.pdf

Mr. Dunlap,
Please see the attached broker letter. Please advise on Tuesday whether there are any rule 14a-8 open-items now.
Sincerely,
John Chevedden

National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917

Fidelity INVESTMENTS

November 9, 2009

John R. Chevedden
Via Facsimile *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his ownership of Allegheny Energy, Inc. (AYE), General Dynamics Corporation (GD) and the Boeing Company (BA).

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held 100.000 shares of the securities listed above since January 1, 2008.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W394211-09NOV09

Post-it® Fax Note 7671	Date 11-9-09 / # of pages ▶
To Daniel Dunlap	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 724-838-6188	Fax #

Tracking Summary

Tracking Numbers

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Type:	Package
Status:	**Delivered**
Delivered On:	11/04/2009 9:46 A.M.
Delivered To:	REDONDO BEACH, CA, US
Service:	NEXT DAY AIR

Tracking results provided by UPS: 12/03/2009 10:17 A.M. ET

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EXHIBIT C

DEFICIENCY NOTICE

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 830-7736
ddunlap@alleghenyenergy.com

November 3, 2009

VIA OVERNIGHT MAIL AND ELECTRONIC MAIL

Mr. John Chevedden

[redacted]

Dear Mr. Chevedden:

I am writing on behalf of Allegheny Energy, Inc. (the "Company"), which received on October 28, 2009 your shareholder proposal (copy enclosed) entitled "Special Shareowner Meetings" (the "Proposal") for consideration at the Company's 2010 Annual Meeting of Stockholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

The Proposal contains certain eligibility or procedural deficiencies and does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, you are not a registered holder of shares of Allegheny Energy, Inc. stock. We expect that you, like many stockholders, may own your shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

To remedy these deficiencies, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite number of Company shares for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins

Allegheny Energy

and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, PA 15601. Alternately, you may send your response via facsimile to (724) 830-7736 or via electronic mail to ddunlap@alleghenyenergy.com.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you remedy any deficiencies, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude your proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

JOHN CHEVEDDEN
*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg PA 15601

Rule 14a-8 Proposal

Dear Mr. Evanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

October 28, 2009
Date

cc: David M. Feinberg
Corporate Secretary
PH: 724-838-6999
FX: 724-838-6864
Daniel Dunlap <ddunlap@alleghenyenergy.com>
Assistant Secretary
PH: 724-838-6188
FX: 724-830-7736
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, October 28, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 52%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" in Executive Pay. CEO Paul Evanson realized $42 million on the exercise of options and also realized $21 million on the vesting of stock awards as part of an approximately $68 million 2008 paycheck.

Mr. Evanson may earn 50% of his target incentive at as low as the 25th percentile of total stockholder return versus Allegheny's peer companies. This was an incentive plan that rewarded underperformance and is not in shareholder interest. Additionally, the equity ownership guideline for our CEO is three times (3X) base salary – compared to a recommended 10X.

Gunnar Sarsten, Eleanor Baum and Steven Rice had 17 to 23 years director tenure (independence concerns) and also held 5 seats on our most important board committees. Furthermore long-tenured directors Eleanor Baum and Steven Rice, with independence concerns, made up 50% of our key Audit Committee.

Our board was the only the significant directorship for four of our directors: Cyrus Freidheim, Gunnar Sarsten, Steven Rice and Ted Kleisner. This could indicate a significant lack of recent valuable experience.

[New paragraph]
We had no shareholder right to an independent Board Chairman, an advisory vote on executive pay or shareholder right to act by written consent.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

§ 240.14a-8 Shareholder proposals.

top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240 14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law. If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject,

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions.* If the proposal deals with a matter relating to the company's ordinary business operations,

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication.* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years, and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following.

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law

(k) *Question 11*: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response

(l) *Question 12*: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13*: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240 14a-6

[63 FR 29119, May 28, 1998, 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan 29, 2007; 72 FR 70450, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EXHIBIT D

- UPS OVERNIGHT MAIL TRACKING INFORMATION CONFIRMING NOVEMBER 4, 2009 DELIVERY OF THE DEFICIENCY NOTICE.